Exhibit 99.1
2010 U.S. Technology Conference Bank of America Merrill Lynch Craig DeYoung V.P. Investor Relations and Corporate Communications June 3, 2010

Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

Agenda ASML Overview Business summary Lithography trends Outlook and summary

ASML Overview

ASML : Leading supplier of lithography equipment to the semiconductor industry Headquarters: Veldhoven, The Netherlands Market Cap approx € 10 B

Source: ASML, SEMI ASML's historic market share growth ASML's historic market share growth 0% 10% 20% 30% 40% 50% 60% 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 Total market: $2500 million 2009 ASML Nikon Canon 67 29 4 70% Sources: VLSI, Gartner (1988-2009), SEMI (1980-2009) $

ASML employees in US: 1,470 Source: ASML Q4, 2009 Over 60 sales and service offices located worldwide ASML employees in Europe: 3,800 ASML employees in Asia: 1,327 ASML: #2 semiconductor equipment supplier with approx. 6500 employees worldwide 19% sales 76 % sales 5%

Business summary

Due to strong Q1 2010 IC revenues, the average analyst semiconductor growth outlook for 2010 has increased to 23.2% Sources: See chart (5/2010) Weighted average is based on age of forecast from market institute and respective level of accuracy for the last 3 years Increased forecasts mainly driven by more stable IC ASPs. IC unit growth over 15% questionable, due to limited capacity additions in 2008 and 2009

Total inventories slightly increased in March while IC inventory days decreased, due to higher IC unit sales Source: VLSI Research, WSTS, ASML Last data point: March 2010

Foundry Top-4 Utilization Performance 4x40 hr filter applied Foundry Utilizations high across all sectors - Foundry segment example segment example segment example

ASML Q1 results - highlights Net sales of € 742 million, 34 systems shipped valued at € 632 million, service revenue at € 110 million Average selling price for new systems shipped is € 25.8 million Gross Margin of 40.3% Shipped 17 immersion systems Booked 50 systems, valued at € 1,004 million Backlog increased to € 2,170 million, 85 systems including 58 immersion tools with ASP of € 28.8 million for new tools Generated € 41 million cash from operations

2003 2004 2005 2006 2007 2008 2009 2010 Q1 318 453 685 629 949 919 183 742 Q2 329 616 763 942 930 844 277 1000 Q3 370 611 533 958 934 697 555 Q4 526 785 548 1053 955 494 581 Total net sales M€ 1,543 2,465 2,529 3,582 3,768 Numbers have been rounded for readers' convenience. 2,954 1,596 ASML *guidance for Q2 and total 2010 * "Q2 net sales expected around Euro 1 billion. ASML on track to surpass our 2007 revenue peak of Euro 3.8 billion in 2010". Guidance from Q1 results 4/15/2010 3,800+

Key financial trends - Q3,4'09, Q1'10 and Guidance Q2'10 Consolidated statements of operations M€ Numbers have been rounded for readers' convenience. Numbers have been adjusted for consolidation of variable interest entity

Backlog: - Highest value in history with modest unit backlog showing ASP strength Backlog Jan 04 Apr 04 Jul 04 Oct 04 Jan 05 Apr 05 Jul 05 Oct 05 Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Oct 07 Jan 08 Apr 08 Jul 08 Oct 08 Jan 09 4/9/2009 Jul 09 Oct 09 Jan 10 Apr 10 Backlog value 993 1357 1800 2053 1691 1377 987 1245 1434 1596 1830 2126 2146 2163 1745 1769 1697 1167 1106 1028 755 853 1064 1356 1853 2170 Systems 124 163 174 183 131 107 80 87 95 106 127 151 163 148 109 90 89 65 59 53 41 38 43 54 69 85 Backlog units

Korea Taiwan USA Japan Singapore Europe China 23 31 19 11 6 3 7 DRAM IDM Foundry NAND 60 14 11 12 0 0 immersion KrF 1-line ArF dry 89 9 1 1 Current backlog driven by DRAM Total value M€ 2,170 as per March 28,2010 Technology ArF immersion 89% KrF 9% i-line 1% Region USA 19% Taiwan 31% Korea 23% Europe 3% Japan 11% End-use DRAM 62% IDM 14% Foundry 11% Numbers have been rounded for readers' convenience and are approximate as to end use. Singapore 6% 51% NXT 38% XT China 7% ArF 1% NAND 13%

Lithography trends

IC segment roadmaps - each at a different pace between and within sectors ASML supports shrink roadmap Year of production start* Resolution/half pitch, "Shrink" [nm] 20 30 40 50 60 80 200 100 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 ARF ARFi EUV Logic *Average customer input, (1/10) NAND DRAM XT:1400 XT:1700i AT:1200 XT:1900i NXT:1950i NXE:3100 NXE:3300 2 years/node 18 months/node 1 year/node

Customer lithography roadmap by sector EUV Single exposure Double patterning ie.,Spacer Double patterning LELE Source: ASML Marketing (4/10)

TWINSCAN NXT:1950i - ArFi Immersion Scanner for Double Patterning 30nm and smaller for all sectors Productivity more than 175 wafers per hour Overlay less than 3 nm

Slide 21 | ASML Immersion Extendable Product Roadmap improved CD and overlay control at > 200 W/hr productivity 1SMO: Single Machine Overlay 2DCO: Dedicated Chuck Overlay 3ASML Patterned defect test Available Available Available Q4-2010 Q4-2011 XT:1900Gi XT:1950Hi NXT:1950i NXT:1950i+PEP NXT:1950i+EXT Resolution 40 nm 38 nm 38 nm 38 nm 38 nm CDU <1.5 nm <1.5 nm <1.1 nm <1.1 nm <0.8 nm Overlay (SMO1) 6^5 nm (DCO2) 3.5 nm (DCO2) 2.5 nm (DCO2) 2.5 nm (DCO2) 2 nm Throughput 131^140 W/hr 148 W/hr 100-175 W/hr 200 W/hr 200 W/hr Defects/W3 <65 20 10 10 7 Performance enhancements 1) Segmented wafer table 2) Improved optics - "1950 lens" 3) Air drag immersion hood 4) Faster stages Platform enhancements 1) New high-acceleration stages 2) Grid plate stage position measurement Field upgradeable

TWINSCAN NXT moving to volume chip manufacturing

- TWINSCAN NXTs shipped to several customers for start volume semiconductor production in Q2 2010
- Proven industry leading performance of CD imaging uniformity well below 1 nm and overlay of less than 2 nm
- Booked 14 systems in Q1 '10
- Growing backlog - 28 systems end Q1 '10

/ Slide 22

ASML

Source: ASML (4/10) * Gartner DRAM bit forecast (3/10): 2009 2010 2011 Mio GB (new): 1348 2123 3129 YoY gr.: +24% +57% +47% DRAM industry wafer production capacity 2 concurrent node transitions in 2010

Source: ASML (4/10) * Gartner NAND bit forecast (3/10): 2009 2010 2011 Mio GB (new): 6467 10718 19680 YoY gr.: +43% +66% +84% NAND industry wafer production capacity 2 concurrent node transitions in 2010

DRAM bit sufficiency analysis: Continued undersupply throughout 2010 Sources. Bit Supply: ASML (4/10). Bit Demand: Gartner (3/10) * Gartner DRAM bit forecast (3/10): 2009 2010 2011 Mio GB (new): 1348 2123 3129 YoY gr.: +24% +57% +47%

NAND bit sufficiency analysis: Supply/Demand in reasonable balance through end 2010 Sources. Bit Supply: ASML (4/10). Bit Demand: Gartner (03/10) * Gartner NAND bit forecast (3/10): 2009 2010 2011 Mio GB (new): 6467 10718 19680 YoY gr.: +43% +66% +84%

Sector summary DRAM Significant new immersion lithography tools required as immersion layers increase from node to node which will continue in 2011 2010 DRAM bit growth primarily met by shrink, 2011 expected to be met by continued shrink and wafer capacity adds NAND Immersion demand ramping in Q3 and Q4 due to requirements of new nodes in addition to initial wafer capacity expansion 2010 NAND bit growth primarily met by shrink, 2011 expected to be met by continued shrink and wafer capacity adds LOGIC Immersion capacity ramping due to increased number of immersion layers required by 40 nm processing Logic IC unit growth expected at 13% by analysts

ASML Systems: 300mm Memory Average number of systems required for new fab 120k wafers/month 100k wafers/month 3xnm NAND 32 litho layers ArFi ArF KrF KrF ArF I-Line I-Line KrF KrF I-Line I-Line KrF I-Line I-Line I-Line ArFi ArFi ArFi ArFi I-Line I-Line I-Line KrF KrF KrF ArFi KrF KrF KrF KrF KrF KrF KrF KrF KrF KrF KrF KrF KrF I-Line I-Line I-Line 4xnm DRAM ArFi 37 litho layers ArF ArF KrF KrF I-Line I-Line ArF KrF KrF I-Line I-Line KrF KrF I-Line I-Line I-Line ArFi ArFi ArFi ArFi ArFi I-Line ArFi I-Line I-Line I-Line I-Line ArF KrF KrF ArFi ArFi ArFi KrF KrF KrF I-Line I-Line I-Line I-Line I-Line I-Line

Outlook and summary

2010 outlook Q2 Net sales expected around € 1 billion Q2 bookings are expected at similar level as in Q1 2010 (€ 1,004 M) We expect this cycle to be sustained by the normal technology transitions of the early adopters, the subsequent technology conversions by second tier DRAM makers, the next Flash memory upgrade cycle anticipated for Q2 2010, as well as Foundry's continued structural capacity build at advanced nodes At current rate, WW litho systems sold in 2010 will be adding approx. 15% IC unit production capacity to the market. This controlled capacity increase supports the possibility of sustained growth in 2011 if IC unit growth continues per historical trend ASML on track to surpass our 2007 revenue peak of € 3.8 billion in 2010

Summary ASML is leading in meeting the industry's shrink roadmaps Overall IC demand at high levels Inventories appear to well managed IC factory utilizations remain high Device demand in 2011 will require continued shrink for cost and wafer capacity adds for volume